# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Westrock Coffee Company, CIK 0001806347
CUSIP: 96145W103
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Address of issuer's principal executive offices: 4009 N. Rodney Parham Road., 4th Floor, Little Rock, Arkansas (AR), 72212
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-22-311035
Filed by CIK 0001873304

## Reporting persons
- HF Direct Investments Pool, LLC: type of reporting person: other (OO); citizenship or place of organization: Tennessee (TN); does not affirm membership in a group (box b); sole voting power 12,708,089; shared voting power 0; sole dispositive power 12,708,089; shared dispositive power 0; aggregate amount beneficially owned 12,708,089 (13.5% of the class)
- HF Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Tennessee (TN); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,708,089; sole dispositive power 0; shared dispositive power 12,708,089; aggregate amount beneficially owned 12,708,089 (13.5% of the class)

## Item 1. Issuer
Name of issuer: Westrock Coffee Company
Address of issuer's principal executive offices: 4009 N. Rodney Parham Rd., 4th Floor, Little Rock, Arkansas 72212

## Item 2. Person Filing
Name of person filing:
HF Direct Investments Pool, LLC and HF Capital, LLC

HF Direct Investments Pool, LLC is the record holder of the shares reported herein. HF Capital, LLC is the managing member of HF Direct Investments Pool, LLC. Consequently, it may be deemed the beneficial owner of shares held by HF Direct Investments Pool, LLC and to have voting and investment control over such shares.
Address of principal business office or, if none, residence: 510 Union Avenue, Knoxville, TN 37902
Citizenship: Tennessee

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 12,708,089
Percent of class:
13.5% (1)

(1) Based on 94,188,120 shares of common stock outstanding on November 1, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the U.S. Securities and Exchange Commission on November 7, 2024.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 12,708,089
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 12,708,089

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- HF Direct Investments Pool, LLC: Andrew Seamons, Andrew Seamons, Chief Investment Officer of HF Capital, LLC, its Managing Member (02/12/2025)
- HF Capital, LLC: Andrew Seamons, Andrew Seamons, Chief Investment Officer (02/12/2025)